TAXOTERE® RECEIVES U.S. FDA APPROVAL
FOR THE TREATMENT OF PATIENTS WITH HEAD AND NECK CANCER

- Taxotere®-based regimen demonstrates a significantly longer progression free survival and 29 percent reduction in the risk of mortality*
in patients with inoperable locally advanced head and neck cancer -

Paris – October 18, 2006 – Sanofi-aventis announced today that following a priority review of a supplemental New Drug Application (sNDA), the U.S. Food and Drug Administration (FDA) has approved Taxotere® (docetaxel) Injection Concentrate in combination with cisplatin and fluorouracil for the induction treatment of patients with inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN). This approval follows a positive opinion for the same use granted on September 29, 2006 by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA).

The FDA based its decision on results from the EORTC 24971/TAX 323 phase III, open-label, randomized study, which enrolled 358 patients with SCCHN.

Patients receiving the Taxotere®-based (docetaxel, cisplatin and fluorouracil) regimen had a significantly longer progression-free survival of 11.4 months, compared with 8.3 months (p=0.0077) for the patients receiving a standard therapy. Patients treated with the Taxotere®-based regimen prior to radiation (with or without a surgical component) had a significantly longer median overall survival compared to a standard treatment of cisplatin and fluorouracil, (18.6 vs. 14.2 months) with a 29 percent risk reduction of death (p=0.0055), a benefit of more than four months improvement in median survival. In the study, induction chemotherapy (also called neoadjuvant therapy) was the first step in treating the disease prior to radiation therapy or surgical intervention.

“Survival rates for advanced head and neck cancer have historically been low,” said Marshall Posner, MD, medical director of the Head and Neck Oncology Program at Dana-Farber Cancer Institute in Boston. “This study has shown that induction therapy with a Taxotere®, cisplatin, 5-fluorouracil (TPF) regimen increases survival. With this approval, I hope to see TPF become the standard of care for induction therapy for patients with this type of cancer.”

After the recent positive opinion given by the European authorities for the recommendation of Taxotere® in inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN), this approval marks the tenth indication for Taxotere® (the seventh in the United States), which is already approved for use in the treatment of some of the most common cancers.

--------------------------------------------- * Updated survival data analysis

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

About the EORTC 24971/TAX 323 Study
In the trial, patients were randomly assigned to receive one of two treatments. Of the 358 participants, 177 received an infusion of Taxotere® 75 mg/m2 plus cisplatin 75 mg/m2 on day one and a five-day continuous infusion of fluorouracil 750 mg/m2/d and 181 patients received an infusion of a standard treatment consisting of cisplatin 100 mg/m2 on day one followed by a five-day continuous infusion of 5-fluorouracil 1000 mg/m2/d. Treatment cycles were repeated every three weeks for a total of four cycles. Patients received radiation therapy following chemotherapy within four to seven weeks after completing the last cycle of chemotherapy. Radiation therapy was administered five days a week for up to seven weeks. Surgery before radiation therapy (neck dissection) or three months after radiation therapy (residual disease) was permitted.

Patients in the Taxotere® arm (TPF) compared to the cisplatin and fluorouracil arm (PF) had grade 3 and 4 neutropenia 76.3% to 52.8%, alopecia 10.9% to 0%, anemia 9.2% to 13.8% and infection 8.6% to 7.7% . Patients receiving the PF regimen showed greater grade 3-4 nausea (7.2 percent vs. 0.6 percent), vomiting (5.0 percent vs. 0.6 percent), stomatitis (11.0 percent vs. 4.0 percent). Commonly seen adverse events in the Taxotere base regimen included febrile neutropenia (5.2%) and neutropenic infection (13.9%) .

About Head and Neck Cancer
More than 640,000 people worldwide are diagnosed with head and neck cancer each year, and more than 350,000 die from the disease annually. Head and neck cancer is a group of many related diseases that mostly begin in the cells that line the mucosal surfaces in the head and neck area such as the mouth, nose and throat. The term encompasses cancers of the oral cavity, salivary glands, paranasal sinuses and nasal cavity, pharynx, larynx, and lymph nodes in the upper part of the neck.

About TAXOTERE®
Taxotere® is currently approved in 4 different indications.

In Breast Cancer
• In the United States and in Europe Taxotere®, is approved to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy. It is also approved in Europe in combination with doxorubicine for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline. In the adjuvant setting (post surgery) it is approved in the US and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer. Finally, in Europe, Taxotere® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer- overexpressing Her2 receptor.

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

In Lung Cancer
• In the US and in Europe Taxotere®, in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who have not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

In Prostate cancer
• Taxotere® is approved for use in combination with prednisone as a treatment for androgenindependent (hormone-refractory) metastatic prostate cancer in the US and in Europe.

In Gastric (Stomach) cancer
• The FDA and the Committee for Medicinal Products for Human Use (CHMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) approved in march 2005, the use of Taxotere® Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro oesophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
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Contact: Anne Bancillon + 33 (0)6 70 93 75 28

Senior Vice President, Corporate Communications : Nicole Cranois
Vice President, Media and Brand Comminication : Michèle Gallard : +33 1.53.77.43.18
Vice President, Media Relations : Michele Gallard : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com